May 17, 2012

Mr. Michael R. Clampitt
Ms. Jessica Livingston
United States Securities and Exchange Commission
Washington, DC 20549

Re:	United Bancorp, Inc. Registration Statement on Form S-1 Filed May 14, 2012 File No. 333-180883

Dear Mr. Clampitt and Ms. Livingston:

          This letter provides United Bancorp, Inc.'s (the "Company") partial response to the Commission staff letter dated May 14, 2012 (the "Comment Letter"). In this letter, the Company is addressing comments two and three in the Comment Letter. The Company will file a supplemental response addressing comment one in the Comment Letter. For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's response to the comments immediately follows:

          The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commissions rules and regulations.

Registration Statement on Form S-1

General

1.

We note the public offering price of the Preferred Shares will be determined by an auction process. We also note the clearing price will be equal to the highest price in the auction for which the quantity of all bids at or above such price equals the number of Preferred Shares that Treasury elects to sell. This appears to provide a great deal of discretion to the selling shareholder and little certainty to bidders participating in the auction. It is unclear how this process provides a formula that bidders can rely on in placing their bids. Please explain how the bidders will have certainty as to the manner in which the offering price will be determined.

Michael R. Clampitt
Jessica Livingston
May 17, 2012

Response:

The Company will file a supplemental response to address this comment.

Prospectus cover page

2.	Revise the term, "Prospectus Supplement" and instead use "Prospectus."

Response:

We understand this comment has been withdrawn.

The Offering
Voting Rights, page 3

3.	Revise the added narrative regarding nominations to briefly describe whether the company or the holders will nominate the directors and how that process will occur.

Response:

The Company will revise the narrative, as follows:

"Under the Company's bylaws, nominations of directors by holders of the Preferred Shares, and holders of any other Parity Stock upon which like voting rights have been conferred and are exercisable, must be made by delivering written notice to the Secretary of the Company not later than 120 days prior to the date of an election meeting, in the case of an annual meeting, and not later than seven days prior to the date of an election meeting, in the case of a special meeting. The notice must specify (i) the name, age, business address and residence of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of each class and series of capital stock of the Company which are beneficially owned by each such nominee and (iv) such other information concerning each such nominee as would be required, under the rules of the Securities and Exchange Commission, in a proxy statement soliciting proxies for the election of such nominee. The Company does not intend to make any nominations with respect to the two additional directors. There is no limit on the number of nominations and a plurality of eligible voters would determine the election of the two new directors."

Michael R. Clampitt
Jessica Livingston
May 17, 2012

          During due diligence for the proposed offering, it was discovered that the Company inadvertently omitted the information required by Industry Guide 3, Part I.C from its Annual Report on Form 10-K for the year ended December 31, 2011. The Company will be filing an amendment to the Form 10-K to include the omitted information.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Randal J. Rabe

Randal J. Rabe Executive Vice President and Chief Financial Officer